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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1  )*
                                           ---

                            Litton Industries, Inc.
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                               (Name of Issuer)
                    Common Stock, par value $1.00 per share
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                        (Title of Class of Securities)
                                  538021 10 6
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                                (CUSIP Number)
            ------------------------------------------------------
                                W. Burks Terry
                 Corporate Vice President and General Counsel
                         Northrop Grumman Corporation
                             (formerly NNG, Inc.)
                            1840 Century Park East
                             Los Angeles, CA 90067
                                (310) 553-6262
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                                 April 3, 2001
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 6 Pages)
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                                 SCHEDULE 13D
  CUSIP NO. 538021 10 6                                     PAGE 2 OF 6 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      Northrop Grumman Corporation (formerly NNG, Inc.)
      95-4840775
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      BK, OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            44,660,437

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             44,660,437

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      44,660,437
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  97.3%
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      TYPE OF REPORTING PERSON*
14
      HC, CO
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                               Explanatory Note
                               ----------------

     This Amendment No. 1 is filed by the Reporting Person to amend the Schedule 13D filed on February 2, 2001, relating to the Common Stock, $1.00 par value per share of Litton Industries, Inc., a Delaware corporation ("Litton"). This Amendment is filed for the purposes of reporting a material increase in the percentage of the class beneficially owned. The principal executive offices of Litton are located at 21240 Burbank Boulevard, Woodland Hills, California 91367-6675.

                             *         *         *


ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated in its entirety as follows:

     The name of the person filing this statement is Northrop Grumman Corporation, formerly NNG, Inc., a Delaware corporation ("New Northrop Grumman"). The address of the principal business and principal office of New Northrop Grumman is 1840 Century Park East, Los Angeles, California 90067. New Northrop Grumman is an advanced technology company operating in the Integrated Systems Sector, Electronic Systems and Sensor Sector and Information Technology segments of the broadly defined aerospace and defense industry. New Northrop Grumman has not been convicted in any criminal proceedings during the past five years. In addition, New Northrop Grumman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     On April 2, 2001, Northrop Grumman Systems Corporation, formerly Northrop Grumman Corporation, a Delaware corporation ("Systems"), completed a corporate reorganization that was effected by action of its Board of Directors without a vote of its stockholders pursuant to Section 251(g) of the Delaware General Corporation Law. In accordance with Section 251(g), NGC Acquisition Corp., a Delaware corporation and indirect wholly-owned subsidiary of Systems, was merged with and into Systems with Systems as the surviving corporation and a wholly-owned subsidiary of New Northrop Grumman, the new holding company (the "Northrop Reorganization"). At the effective time and in connection with the Northrop Reorganization, New Northrop Grumman changed its name from NNG, Inc. to "Northrop Grumman Corporation," and Northrop Grumman Corporation changed its name to "Northrop Grumman Systems Corporation."


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and restated in its entirety as follows:

     New Northrop Grumman and Systems obtained the funds necessary to consummate the offer and the Litton merger from (a) senior unsecured loans of up to an aggregate of $6,000,000,000 and (b) an offering pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended, of $1,500,000,000 in debt securities, as described in this section.

     New Northrop Grumman, Systems and Litton entered into a $2,500,000,000 364-day revolving credit facility with The Chase Manhattan Bank, Credit Suisse First Boston, and JP Morgan dated as of March 30, 2001 and a separate $2,500,000,000 five-year revolving credit facility with The Chase Manhattan Bank, Credit Suisse First Boston, and JP Morgan dated as of March 30, 2001. Each of the credit facilities contains usual and customary affirmative and negative covenants, including customary financial covenants. Interest rates for the loans will be adjusted LIBOR (which will at all times include statutory reserves) or the adjusted base rate, at the
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election of Systems, in each case plus spreads depending upon a schedule of certain specified Standard & Poor's and Moody's Investor Services ratings of Systems. Systems may elect periods of one, two, three or six months for adjusted LIBOR borrowings under the loans.

     In February 2001, Systems issued $1,500,000,0000 of indebtedness to qualified institutional buyers in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, consisting of $750,000,000 of 7 1/8% Notes due 2011 and $750,000,000 of 7 3/4% Debentures
due 2031. The 7 1/8% Notes due 2011 were issued at an issue price of 99.715% of face value and the 7 3/4% Debentures due 2031 were issued at an issue price of 99.051% of face value, plus, in each case, accrued interest from February 27, 2001. The Notes and Debentures represent senior unsecured obligations of New Northrop Grumman and Systems. The senior debt indenture pursuant to which Systems issued the 7 1/8% Notes due 2011 and 7 3/4% Debentures due 2031 contains customary covenants and restrictions relating to, among other things, limitations on liens, sale and leaseback arrangements and funded debt of subsidiaries.


ITEM 4.   PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended to add the following information:

     At Midnight New York City time on Monday, April 2, 2001, the Offer expired, and at approximately 12:30 a.m. on April 3, 2001, New Northrop Grumman accepted for exchange 44,660,437 shares of Litton common stock. On April 3, 2001, all but four members of the Litton Board of Directors resigned from the Board of Directors. Furthermore, the size of the Litton Board of Directors was reduced to nine with the remaining members of the Litton Board of Directors electing five new directors designated by New Northrop Grumman to fill the vacancies created by the resignations of the members of the Litton Board of Directors. On April 11, 2001, C.B. Thornton, Jr. resigned from the Litton Board of Directors pursuant to a written letter of resignation.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

     The information contained in Item 4 above is incorporated herein by reference.

     The aggregate number of shares of common stock beneficially owned by New Northrop Grumman is 44,660,437 which represents 97.3% of the outstanding Litton common stock. New Northrop Grumman has the sole power to vote and sole power to dispose or to direct the disposition of all 44,660,437 shares of Litton common stock.


ITEM 7.   EXHIBITS

     Item 7 is hereby amended and restated in its entirety as follows:

     The following agreements or plans are filed as exhibits to this Amendment No. 1 to Schedule 13D:

Exhibit No.    Description
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     1         Stockholder's Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation and NNG, Inc.,
               and irrevocable proxies related thereto, filed as Exhibit (d)(5)
               to Amendment No. 4 to the Tender Offer Statement on Schedule TO,
               filed on January 31, 2001 and subsequently amended from time to time, and incorporated herein by reference.
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     2         Registration Rights Agreement, dated as of January 23, 2001, by and among Unitrin, Inc., Northrop Grumman Corporation and NNG,
               Inc., filed as Exhibit (d)(6) to Amendment No. 4 to the Tender
               Offer Statement on Schedule TO, filed on January 31, 2001 and subsequently amended from time to time, and incorporated herein by reference.
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     3         $6,000,000,000 Senior Credit Facilities Commitment Letter dated
               January 30, 2001 from Credit Suisse First Boston, The Chase
               Manhattan Bank and JP Morgan, a division of Chase Securities,
               Inc., filed as Exhibit (b)(ii) to Amendment No. 5 to the Tender
               Offer Statement on Schedule TO, filed on February 1, 2001 and subsequently amended from time to time, and incorporated herein by reference.
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     4         Agreement and Plan of Merger, dated as of December 21, 2001, by and among Litton Industries, Inc., Northrop Grumman Corporation, and LII Acquisition Corp., filed as Exhibit (d)(1) to the Tender
               Offer Statement on Schedule TO, filed on January 5, 2001 and subsequently amended from time to time, and incorporated herein by reference.
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     5         Amended and Restated Agreement and Plan of Merger, dated as of
               January 23, 2001, by and among Northrop Grumman Corporation,
               Litton Industries, Inc., NNG, Inc. and LII Acquisition Corp.,
               filed as Exhibit (d)(4) to Amendment No. 4 to the Tender Offer
               Statement on Schedule TO, filed on January 31, 2001 and
               subsequently amended from time to time, and incorporated herein by reference.
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     6         Joint Filing Agreement filed as Exhibit 6 to Statement on
               Schedule 13D, filed on February 2, 2001, and incorporated herein by reference.
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     7         Registration Statement on Form S-4 (File No. 333-54800) filed with the SEC by NNG, Inc. on February 1, 2001, and subsequently amended from time to time, and incorporated herein by reference.
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     8         Form of $2,500,000,000 364-Day Revolving Credit Agreement among
               NNG, Inc., Northrop Grumman Corporation, Litton Industries, Inc.,
               the Lenders party thereto, The Chase Manhattan Bank and Credit
               Suisse First Boston, as Co-Administrative Agents, Salomon Smith
               Barney Inc., as Syndication Agent, and The Bank of Nova Scotia
               and Deutsche Banc Alex. Brown, Inc. as Co-Documentation Agents
               filed as Exhibit 10.6 to Amendment No. 2 to the Registration
               Statement on Form S-4 filed with the SEC by NNG, Inc. on March
               27, 2001, and incorporated herein by reference.
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     9         Form of $2,500,000,000 Five-Year Revolving Credit Agreement among
               NNG, Inc., Northrop Grumman Corporation, Litton Industries, Inc.,
               the Lenders party thereto, The Chase Manhattan Bank and Credit
               Suisse First Boston, as Co-Administrative Agents, Salomon Smith
               Barney Inc., as Syndication Agent, and The Bank of Nova Scotia
               and Deutsche Banc Alex. Brown, Inc. as Co-Documentation Agents
               filed as Exhibit 10.7 to Amendment No. 2 to the Registration
               Statement on Form S-4 filed with the SEC by NNG, Inc. on March
               27, 2001, and incorporated herein by reference.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2001
                                       Northrop Grumman Corporation
                                       (formerly NNG, Inc.)

                                       /s/ John H. Mullan
                                       _________________________________________
                                       John H. Mullan,
                                       Corporate Vice President, Secretary and
                                       Associate General Counsel